SAN DIEGO TEMPEH

Fermenting the Future of Food



SAN DIEGO TEMPEH
SOY FREE
FERMENTED
SMALL BATCH
PLANT PROTEIN
CHICKPEA & SUNFLOWER SEED TEMPEH
CULTURED FOODS
AMINOS
LIVING KRAUT

sandiegotempeh.com Escondido, CA

Highlights

1. Started as San Diego Tempeh seven years ago making the highest quality tempeh in Southern California

2. Bootstrapped at farmers markets and expanded into Erewhon and 200+ other high end accounts

3. Over $1M in lifetime revenue. $315k in 2025

4. Raising $400k to double production capacity and equipment purchases to increase efficiency

5. Expanded product category into multiple boutique fermented foods (Aminos and Kraut)

6. Offering investors equity with profit distributions. $2M in revenue target in 2030. (All projections are forward looking and not guaranteed)

Featured Investor



Ryan Lewis
Syndicate Lead

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Invested $50,000

Employee at UCSD, health food enthusiast. First time investor long time patron of San Diego Tempeh

"I've been closely following San Diego Tempeh for the last 5 years and am very impressed with the progress that they've made in the natural food space. Their

products are fantastic and they have a great team steering the ship. When I heard they were launching a seed round I knew I wanted to be a part of their growth. I'm especially excited about their partnerships with Erewhon and local nonprofits. They have a great position in the "food is medicine" space and plenty of room to grow their production facility. Their revenue growth is impressive and I'm excited to see what Max and the team will accomplish in the next few years."

Team



Max Petrich Founder

Founder of San Diego Tempeh/Cultured Foods. Mission-driven CPG entrepreneur and fermentation expert.

sandiegotempeh.com



Luke Abbott Partner

Founder and CEO of V-Driven, former owner of Monterey Provisions. CPG expert and industry insider.

vdriven.com

Pitch Deck


CULTURED
FOODS
"Join us in fermenting the future of food"